SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes___  No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press Release dated April 4, 2017
-	Press Release dated April 13, 2017
-	Press Release dated April 13, 2017
-	Ordinary Shareholders’ Meeting Resolutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Roberto Ulissi
Title:	Corporate Affairs and Governance - SEVP

Date: April 30, 2017

Eni: Board of Directors renominates Director Litvack to the Controls and Risk Committee

Rome, 4 April 2017 – Eni has announced that the Board of Directors today decided to renominate Director Karina Litvack to the Controls and Risk Committee (CRC).

The decision follows a request by the Milan Prosecutor's Office to dismiss a case against her alleging libel of Eni, which it concluded was groundless. The investigation had prompted the Board of Directors to remove Ms Litvak from the Controls and Risk Committee last July as a precautionary measure.

The Board of Directors welcomed the decision, which allows it once again to benefit from Director Litvack’s contribution in the Committee, and reaffirms its confidence in her integrity and its appreciation of her expertise.

Director Litvack declared herself very gratified by the Prosecutor’s decision and welcomed the Board’s approval of her reinstatement to the Committee.

Director Litvack thanks the Board of Directors, and particularly the Chairman and the CEO, for fostering a climate of mutual respect, trust and cooperation throughout this period.

The Controls and Risk Committee now comprises four Non-Executive Directors, all independent, in line with current legislation and the Italian Corporate Governance Code: Alessandro Lorenzi, Chairman, Andrea Gemma, Diva Moriani and Karina Litvack.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni Shareholders approve 2016 Financial Statements and appoints the Company Officers at Annual Meeting

•	2016 net profit, €4.52 billion

•	Total dividend per share for 2016 of €0.8

•	Appointment of the Directors and the Statutory Auditors

•	Approval of the Long-Term Incentive Plan 2017-2019

•	Remuneration Report assented

Rome, 13 April 2017 – The Ordinary Meeting of Eni’s Shareholders, held today, resolved the following:

♦	to approve the financial statements at December 31, 2016 of Eni S.p.A. which report a net profit amounting to 4,521,093,313.31 euro;

♦	to allocate the net profit for the period of 4,521,093,313.31 euro, of which 3,080,637,260.11 euro remains following the distribution of the 2016 interim dividend of 0.4 euro per share, resolved by the Board of Directors on September 15, 2016, as follows:

-	the amount of 19,233,515.44 euro to the reserve required by Article 6, paragraph 2 of Legislative Decree No. 38 of February 28, 2005;

-	to Shareholders in the form of a dividend of 0.4 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2016 of 0.4 euro per share to the extent of remaining net profit and drawing on the available reserve where necessary. The total dividend per share for financial year 2016 therefore amounts to 0.8 euro per share;

-	the payment of the balance of the 2016 dividend in the amount of 0.4 euro, payable on April 26, 2017, with an ex-dividend date of April 24, 2017 and a record date of April 25, 2016;

♦	to set the number of the Directors at nine, set the term of the office of the Directors and of the Chairman of the Board so appointed to three financial years, with this term expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2019 financial statements and appoint the Board of Directors and the Chairman of the Board. The Directors are:
-	Emma Marcegaglia, Chairwoman(1)*;

-	Claudio Descalzi, Director(1);

-	Andrea Gemma, Director(1)**;

-	Pietro A. Guindani, Director(2)**;

-	Karina A. Litvack, Director(2)**;

-	Alessandro Lorenzi, Director(2)**;

-	Diva Moriani, Director(1)**;

-	Fabrizio Pagani, Director(1);

-	Domenico Trombone, Director(1)**;

♦	to set the annual remuneration of the Chairwoman of the Board and of the others Directors at 90,000 euro and 80,000 euro pre-tax, respectively;

♦	to appoint the Statutory Auditors and the Chairman of the Board of Statutory Auditors. The term of office of the Board of Statutory Auditors and of the Chairman of the Board of Statutory Auditors is three financial years, expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2019 financial statements. The Statutory Auditors are:
-	Rosalba Casiraghi, Chairwoman(2);

-	Enrico Maria Bignami, Effective Auditor(2);

-	Paola Camagni, Effective Auditor (1);

-	Andrea Parolini, Effective Auditor (1);

-	Marco Seracini, Effective Auditor (1);
-	Stefania Bettoni, Alternate Auditor (1);

-	Claudia Mezzabotta, Alternate Auditor (2);

♦	to set the Chairwoman of the Board of Statutory Auditors’ annual remuneration and of the effective Statutory Auditors at 80,000 euro and 70,000 euro pre-tax, respectively;
♦	pursuant to and for the purposes of Article 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code:

-	to approve the Long-Term Incentive Plan 2017-2019, under the terms and conditions set forth in the Informative Document made available along with the Explanatory Report of the Board of Directors on the items of the agenda of the Shareholders’ Meeting, granting the Board of Directors all the powers needed to implement the Plan, including through persons delegated for this purpose.
-	to authorize the Board to dispose of up to 11 million treasury shares to serve the implementation of the Plan.

In addition Eni’s Shareholders Meeting resolves in favour of the first section of the Remuneration report pursuant to Article 123-ter of the Legislative Decree 58/98.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

At the present date Emma Marcegaglia holds 87,447 Eni shares (of which 45,000 held as naked owner and 7,143 held under asset management), Claudio Descalzi 39,455 Eni shares.

Notes

(1) Drawn from the slate of candidates presented by the shareholder Ministry of Economy and Finance, owning, directly, the 4.34% of the Eni S.p.A. share capital, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting.

(2) Drawn from the slate of candidates presented by a group of shareholders composed of asset management companies and other Institutional Investors, owning, jointly, approximately the 1.7% of the Eni S.p.A. share capital, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

(*) Candidate who declared to hold the independence requirements provided by the law (Articles 147- ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance), as cited in the By-Laws. (**) Candidate who declared to hold the independence requirements provided by the law (Articles

147-ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance) and Article 3 of the

Corporate Governance Code for listed companies.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com segreteriasocietaria.azionisti@eni.com investor.relations@eni.com

Web site: www.eni.com

Eni's Board of Directors appoints Claudio Descalzi as Chief Executive Officer and appoints the members of the Board committees

Rome, April 13 2017 – Eni’s Board of Directors today appointed Claudio Descalzi as Chief Executive Officer and General Manager. In this role he will be responsible for the management of the company, with the exception of specific responsibilities that are reserved for the Board of Directors and those that are not to be delegated according to the current legislation.

The Board also deliberated that, in accordance with the Corporate Governance Code for listed companies, the Head of Internal Audit will report to the Board, and on its behalf, to the Chairwoman. In addition, the Chairwoman will carry out her statutory functions as legal representative managing institutional relationships in Italy, together with the CEO.

The Board also ascertained, on the basis of the declarations released by the Directors and of the information available to the Company, that all Directors have the integrity requirements required by current law, that causes for their ineligibility and incompatibility do not exist as required by current law and that the Chairwoman Emma Marcegaglia and the Directors Andea Gemma, Pietro A. Guindani, Karina Litvack, Alessandro Lorenzi, Diva Moriani and Domenico Livio Trombone have the independence requirements set by law, as quoted by Eni’s By-laws.

Also the Directors Gemma, Guindani, Litvack, Lorenzi, Moriani and Trombone have been considered independent by the Board pursuant to the criteria and parameters recommended by the Corporate Governance Code. The Chairwoman Marcegaglia, in compliance with the Corporate Governance Code, cannot be considered independent being a significant representative of the Company.

The Board of Statutory Auditors ascertained the correct application of the assessment criteria and procedures adopted by the Board of Directors to evaluate the independence of its members.

The Board of Directors has also appointed the following Committees:

-	Control and Risk Committee: Alessandro Lorenzi as Chairman, Directors Gemma, Litvack and Moriani as members, all non-executive and independent; Directors Litvack, Lorenzi and Moriani have experience in the area of accounting and finance or risk management, as requested by the Corporate Governance Code;

-	Compensation Committee: Andrea Gemma as Chairman, Directors Guindani, Lorenzi and Moriani as members, all non-executive and independent, including the Chairman; Directors Guindani, Lorenzi and Moriani have the knowledge and experience in finance or remuneration policies required by the Corporate Governance Code;
-	Nomination Committee: Diva Moriani as Chairman, Directors Gemma, Pagani and Trombone as members, all non-executive and the majority independent;
-	Sustainability and Scenarios Committee: Pietro Guindani as Chairman, Directors Litvack, Pagani and Trombone as members, all non-executive and the majority independent.

The Board of Directors also decided that in the next few months will set up an Advisory Board, composed of international experts in the oil and gas sector with Director Fabrizio Pagani as Chairman.

Finally the Board established, based on the assessments made by the Board of Statutory Auditors, that the auditors met the requirements of professionalism and honour as set out by the Ministerial Decree no. 162 of March 30, 2000, as specified by art. 28.1 of the By-laws, as well as the independence requirements as set by law, and has taken note, based on the information provided by the Board of Statutory Auditors that the auditors met the independence requirements provide by the Corporate Governance Code, the qualification as "financial expert" under the US regulations applicable to the Board of Statutory Auditors as “audit committee” because of the listing of Eni in the US market, and the competence requirements, for the body as a whole, pursuant to art. 19, paragraph 3, of Legislative Decree 39/2010.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni S.p.A.

Registered Office: Rome, Piazzale Enrico Mattei, 1 – Italy

Company Share capital euro 4,005,358,876.00 fully paid up

Rome Companies Register – Tax Identification Number 00484960588

VAT Number 00905811006, R.E.A. Rome No. 756453

Ordinary Shareholders’ Meeting Resolutions

Eni S.p.A. Ordinary Shareholders’ Meeting held on April 13, 2017 resolved:

•	to approve the financial statements at December 31, 2016 of Eni S.p.A. which report a net profit amounting to 4,521,093,313.31 euro;
•	to allocate the net profit for the period of 4,521,093,313.31 euro, of which 3,080,637,260.11 euro remains following the distribution of the 2016 interim dividend of 0.4 euro per share, resolved by the Board of Directors on September 15, 2016, as follows:
-	the amount of 19,233,515.44 euro to the reserve required by Article 6, paragraph 2 of Legislative Decree No. 38 of February 28, 2005;
-	to Shareholders in the form of a dividend of 0.4 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2016 of 0.4 euro per share to the extent of remaining net profit and drawing on the available reserve where necessary. The total dividend per share for financial year 2016 therefore amounts to 0.8 euro per share;
-	the payment of the balance of the 2016 dividend in the amount of 0.4 euro, payable on April 26, 2017, with an ex-dividend date of April 24, 2017 and a record date of April 25, 2016;
•	to set the number of the Directors at nine, set the term of the office of the Directors and of the Chairman of the Board so appointed to three financial years, with this term expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2019 financial statements and appoint the Board of Directors and the Chairman of the Board. The Directors are:
-	Emma Marcegaglia, Chairwoman(1)*;
-	Claudio Descalzi, Director(1);
-	Andrea Gemma, Director(1)**;
-	Pietro A. Guindani, Director(2)**;
-	Karina A. Litvack, Director(2)**;
-	Alessandro Lorenzi, Director(2)**;
-	Diva Moriani, Director(1)**;
-	Fabrizio Pagani, Director(1);
-	Domenico Trombone, Director(1)**;
•	to set the annual remuneration of the Chairwoman of the Board and of the others Directors at 90,000 euro and 80,000 euro pre-tax, respectively;
•	to appoint the Statutory Auditors and the Chairman of the Board of Statutory Auditors. The term of office of the Board of Statutory Auditors and of the Chairman of the Board of Statutory Auditors is three financial years, expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2019 financial statements. The Statutory Auditors are:
-	Rosalba Casiraghi, Chairwoman(2);
-	Enrico Maria Bignami, Effective Auditor(2);
-	Paola Camagni, Effective Auditor(1);
-	Andrea Parolini, Effective Auditor(1);
-	Marco Seracini, Effective Auditor(1);
-	Stefania Bettoni, Alternate Auditor(1);
-	Claudia Mezzabotta, Alternate Auditor(2);
•	to set the Chairwoman of the Board of Statutory Auditors’ annual remuneration and of the effective Statutory Auditors at 80,000 euro and 70,000 euro pre-tax, respectively;
•	pursuant to and for the purposes of Article 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code:
-	to approve the Long-Term Incentive Plan 2017-2019, under the terms and conditions set forth in the Informative Document made available along with the Explanatory Report of the Board of Directors on the items of the agenda of the Shareholders’ Meeting, granting the Board of Directors all the powers needed to implement the Plan, including through persons delegated for this purpose, resolving: i) the annual award of Eni Shares to the Chief Executive Officer; ii) the approval of the Regulation for each annual award; iii) the identification of the Beneficiaries on the basis of the defined criteria; iv) and any other terms and conditions for implementation provided they do not conflict with the resolutions approved by the Shareholders’ Meeting.
-	to authorize the Board to dispose of up to 11 million treasury shares to serve the implementation of the Plan.

In addition Eni’s Shareholders Meeting resolves in favour of the first section of the Remuneration report pursuant to Article 123-ter of the Legislative Decree 58/98.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

Documents to be distributed

Eni’s Annual Report 2016 (italian edition) including the financial statements of the parent company at December 31, 2016, approved by the Shareholders’ Meeting, the consolidated financial statements at December 31, 2016, the report of the Directors, the certification pursuant to article 154-bis, paragraph 5, of Legislative Decree 58⁄1998, the report of the statutory auditors, the report of the external auditors and the most relevant 2016 Integrated Sustainability Performances is available at the company’s registered office in Rome, Piazzale Enrico Mattei, 1, at Borsa Italiana S.p.A. (italian stock exchange) and at the centralized storage device authorised by Consob called “1info” – which can be consulted on the website www.1info.it.

The minutes of the Meeting will be available under law provisions.

The Report on corporate governance and shareholding structure and the Remuneration report are also available at Eni S.p.A. registered office, Borsa Italiana S.p.A. (Italian Stock Exchange) and at the centralized storage device authorised by Consob called “1info” – which can be consulted on the website www.1info.it.

The above-mentioned documents are also available free of charge on the Company website (www.eni.com) and may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free number 800 940 924 for calls from Italy and 800 11 22 34 56 for calls from outside Italy, after dialling the international access code (+).

Payment of year 2016 final dividend

Eni S.p.A. Shareholders’ Meeting resolved to pay final dividends on April 26, 2017, coupon No. 28, being the ex-dividend date April 24, 2017 and the record date April 25, 2017. Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

In order to exercise the rights incorporated in the shares owned, Shareholders holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System.

The payment of dividends to Beneficial Owners of ADRs, each of them representing two Eni shares, listed on the New York Stock Exchange, will be executed through The Bank of New

York Mellon.

(1) Drawn from the slate of candidates presented by the shareholder Ministry of Economy and Finance, owning, directly, the 4.34% of the Eni S.p.A. share capital, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting.

(2) Drawn from the slate of candidates presented by a group of shareholders composed of asset management companies and other Institutional Investors, owning, jointly, approximately the 1.7% of the Eni S.p.A. share capital, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

(*) Candidate who declared to hold the independence requirements provided by the law (Articles 147-ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance), as cited in the By-Laws.

(**) Candidate who declared to hold the independence requirements provided by the law (Articles 147-ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance) and Article 3 of the Corporate Governance Code for listed companies.